

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 11, 2012

Via E-mail
Mr. Joel Primus
Naked Brand Group Inc.
#2 34346 Manufacturers Way
Abbotsford, British Columbia
Canada V2S 7M1

> **Re: Naked Brand Group Inc.**
> **Amendment No. 1 to Form 8-K**
> **Filed September 24, 2012**
> **File No. 000-52381**

Dear Mr. Primus:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Description of the Business, page 5

1. We note your added disclosure regarding your "rebranding efforts" in the last paragraph of page 20. Please revise under Description of the Business to describe such efforts in more detail.

Key Customers, page 6

2. In light of your supplemental response to comment 21 of our letter dated August 27, 2012, please revise your disclosure in this section to clearly reflect the nature of your "relationship" with Holt Renfrew and your "agreement" with Nordstrom. In this regard, please clearly disclose the nature and material terms of the

purchase orders and, if true, the lack of any ongoing commitment by such retailers to sell your products.

Management's Discussion and Analysis, page 16

3. We note in response to the first bullet point to comment 22 in our letter dated August 27, 2012, you have revised your disclosures on page 14 to indicate that your operations began in February 2010 with your first revenues being realized in September 2010. Please revise corresponding disclosures in your financial statements at Exhibit 99.1.

4. We note your response to the second bullet point to comment 22 from our letter dated August 27, 2012 indicating that you have not discussed or attributed variations between your results of operations for a five month period ended January 31, 2011 with the twelve month period ended January 31, 2012 due to the seasonal nature of your business. Your response indicates that you believe that you generate a significant portion of your revenues and gross profit from your sales during the final five months of your fiscal year. Expand your discussion of your results of operations to describe the seasonal aspects of your business, identifying the periods of each "season" and describing the characteristics of each of these periods.

5. We note your response to the second bullet point to comment 22 indicating that you generated revenues of $71,625 during the 7 month period from February through August 2011 and $121,944 between September 2010 and January 2011. Please address the following points:

    • Expand your disclosure to clarify that $71,625 of the revenues generated for the year ended January 31, 2012 are attributed to the seven month period between February and August 2011 and that no revenues were generated in the corresponding period of the preceding year.

    • Reconcile the $121,944 of revenues generated for period between September 2010 and January 2011 to the $82,444 in net revenues you disclose in your statement of operations for the year ended January 31, 2011 and explain why these amounts do not agree.

Business Experience, page 23
Joel Primus, page 23

6. We partially reissue comment 12 of our letter dated August 27, 2012. We note that Mr. Primus' LinkedIn profile and certain press information refers to work with Sapera magazine and the Abbotsford News. We also note that the dates indicated in your disclosure do not appear to match Mr. Primus' LinkedIn profile. Please revise this section accordingly or advise us of your basis for not including such disclosure. Please see Item 401(e) of Regulation S-K for guidance.

Certain Relationships and Related Transactions, page 24
Transactions with Related Persons, page 24

7. We partially reissue comment 16 of our letter dated August 27, 2012. Please revise your disclosure of the various advances made to the company to provide all of the information required by Item 404(a)(5) of Regulation S-K.

Recent Sales of Unregistered Securities, page 29

8. We partially reissue comment 19 of our letter dated August 27, 2012. Please also provide disclosure pursuant to Item 701 of Regulation S-K with respect to Naked Boxer Brief Clothing Inc.

Exhibits

9. Please file the warrant and option agreements entered into with your consultants as exhibits to the Form 8-K. See Item 601 of Regulation S-K.

Exhibit 99.3 Unaudited Pro Forma Consolidated Financial Statements

10. We note your response to comments 24 through 26 from our letter dated August 27, 2012, indicating that you adjusted the historical financial statements for transactions related to the two private placements that occurred on June 29, 2012 and June 30, 2012. Please note that financial information in your historical columns should reflect the amounts included in your annual an interim statements included at Exhibits 99.1 and 99.2 of your filing. Adjustments to arrive at your pro forma results should be included in a separate column and referenced to notes which clearly explain the assumptions involved. Please revise your presentation of your pro forma balance sheet and income statements to comply with the form and content requirements of Rule 8-08 and 11-02(b) of Regulation S-X.

11. We note your response to comment 25 indicates that the combined results of operations include a charge of $322,000 for compensation expenses related to the private placement that occurred on June 29, 2012 and that you have concluded that this expense does not have a continuing impact on your results of operations. Please explain why you believe this compensation charge does not have a continuing impact based on Rule 11-02(b) of Regulation S-X.

12. Your disclosures at page 9 indicate that the two private placements were completed in "connection with the Acquisition." Please clarify how these these private placements are related to the reverse merger transaction and explain your view that they are directly attributable to the acquisition.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joanna Lam at (202) 551-3476 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Shaz Niazi at (202) 551-3121 or me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director